[Hogan & Hartson LLP Letterhead]

August 1, 2006

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mark Webb David Lyon Division of Corporation Finance
	Re:	Vail Banks, Inc. Schedule 14A Filed on June 27, 2006 (File No. 0-25081)

Dear Messrs. Webb and Lyon:

        On behalf of Vail Banks, Inc. ("Vail Banks," the "Company," "we" or "our"), and in response to the Securities and Exchange Commission (the "Commission") staff's (the "Staff") July 28, 2006 comment letter addressed to Lisa M. Dillon, Vice Chairman and Secretary of Vail Banks (the "Comment Letter"), we are responding below to the Staff's comments with respect to Vail Banks' Schedule 14A filed with the Commission on June 27, 2006 (the "Preliminary Proxy"). Our responses below to the Staff's comments are numbered to correspond to the numbering of the comments in the Comment Letter. The responses provided herein are based on discussions with, and information furnished by, Vail Banks and its advisors.

        We believe our responses below and revisions to the Preliminary Proxy are fully responsive to the Comment Letter and we would greatly appreciate your review of our revised Preliminary Proxy and supplemental information. To facilitate your review, we are enclosing a redline version of the Preliminary Proxy that indicates all the changes made from the version filed on June 27, 2006.

General

  1.
  Please provide a copy of the Allen & Company board book to the staff.

      Response: We are providing a hard copy of the Allen & Company board book with this letter as requested. The board book is not the complete opinion, or the full analysis completed by Allen & Company in rendering its opinion, but rather represents Allen & Company's written presentation to the board. A supplemental oral presentation was made by Allen & Company at the board meeting. The Company requests that the Staff return the board book upon completion of its review of the Preliminary Proxy.

  2.
  Please confirm that you did not provide financial projections to U.S. Bancorp.

      Response: We included certain conservative estimates for fiscal year 2006 to U.S. Bancorp ("USB") in the Confidential Information Memorandum ("CIM") that was provided in the auction process. USB only received the CIM after executing a Confidentiality Agreement with the Company.

  3.
  Please provide a form of proxy, marked as a preliminary copy, with your amended filing.

      Response: We have included a form of proxy, marked as preliminary, with our amended filing as requested.

Interests of Vail Banks' Directors . . . page 8

  4.
  Please identify each officer and director and state the cash he is to receive and its source (i.e., equity-based compensation) in the transaction.

      Response: We have amended our filing to include the following table on page 9 and on page 34:

Name(1)	Restricted Shares	Options(2)	Change in Control Payments(3)
Brady Burt	$—	$51,580	$162,000
E. B. Chester, Jr.	1,195,967	714,576	3,049,237
Kay H. Chester	—	81,834	—
Dennis R. Devor	—	32,394	—
Lisa M. Dillon	672,486	891,046	409,442
Paul M. Ferguson	—	79,350	234,000
James G. Flaum	—	81,834	—
George N. Gillett, Jr.	—	14,300	—
Dan E. Godec	654,840	267,083	696,537
S. David Gorsuch	—	81,834	—
Jack G. Haselbush	—	21,050	—
Garner F. Hill, II	—	32,394	—
Gary S. Judd	2,652,000	—	1,776,130
Robert L. Knous, Jr.	—	81,834	—
Kent Myers	—	81,834	—
Byron A. Rose	—	81,834	—
Donald L. Vanderhoof	—	39,519	—
Raymond Verlinde	595,000	—	865,448

(1)
Includes whole shares beneficially owned by each director and executive officer above, except for purposes of this table we have not combined the amounts for E. B. Chester and Kay H. Chester, husband and wife.

(2)
Based on the $17.00 per share merger consideration less the exercise price of such outstanding options. Actual cash amounts will be reduced by applicable withholding taxes.

(3)
Certain executive officers' employment must be terminated by the Company without cause or the employee must leave for good reason after consummation of the merger in order to receive a change in control payment. We have assumed solely for the purposes of this table that all executive officers' employment will be terminated upon completion of the merger, which we do not expect to be the case.

Certain Relationships . . . page 9

  5.
  Please briefly contrast the new agreement with the superseded Change in Control agreement you had with Mr. Chester.

      Response: We have amended our filing on pages 9 and 37 to specifically state that the new agreement modifies the superseded Change in Control agreements by accelerating the timing required for Vail Banks to make payments to Mr. Chester otherwise required to be made over three (3) years under those superseded agreements to two payments: (1) at the time of the closing of the merger, and (2) on or before January 2, 2007. This is the only substantive change from the superseded Change in Control agreements.

Background of the Merger . . . page 17

  6.
  At various places, such as the next to last paragraph on page 18 and the middle of page 21, you discuss different change in control payment levels. Please explain the reason for the apparent uncertainty as to the appropriate amount for the change in control payments.

      Response: The different change in control payment levels were due to the fact that USB's initial estimate of the change in control payment amount was based on information available to USB at that time which did not include full details on certain aspects of compensation. With additional due diligence USB and the Company reached consensus on the potential change in control payments. We have revised page 19 accordingly.

  7.
  Please clarify why the other expressions of interest were inferior to that of USB.

      Response: The other expressions of interest were inferior to that of USB because all expressions of interest were (1) for consideration that was lower that USB's first offer (and USB's final agreed upon offer); (2) from regional banks, rather than other national banks; and (3) less attractive from a strategic fit because the other banks that expressed an interest had a much more limited presence in the Colorado market than USB. We have revised our filing on page 22 to include the foregoing clarification.

Opinion of Financial Advisor . . . page 26

  8.
  Both here and in Appendix C, please delete the language that the opinion was provided "solely" for the board's benefit.

      Response: As requested by the Staff, we have amended our filing on page 27 to remove the indication that the opinion was provided "solely" for the board's benefit. The first bullet point on page 27 under the caption "Opinion of Financial Advisor" has been revised to read that Allen & Company's opinion "was provided for the information and assistance of the Vail Banks' board of directors in connection with its consideration of the merger with USB." This revised language complements the existing second bullet point that provides that the opinion "did not constitute a recommendation to the board of directors of Vail Banks or any holder of Vail Banks common shares as to how to vote in connection with the merger." Allen & Company has agreed to amend its Opinion letter and we have amended Appendix C (page C-3), accordingly.

Discounted Cash Flow Analysis . . . page 30

  9.
  Please quantify the total estimated payment to Allen & Company, referenced in the second paragraph on page 32.

      Response: As requested, we have amended our filing on page 33 to include the amount of the success fee ($2,662,500 less the amount of the retainer previously paid) that the Company expects to pay Allen & Company upon consummation of the merger.

Change in Control Agreement . . . page 35

  10.
  Please disclose, with quantification, the "certain benefits" referenced in the first paragraph on page 36.

      Response: In response to your comment, we have amended our filing on pages 9 and 37 to be more specific and accurate regarding the continuation of certain benefits under the new agreement referenced in the Preliminary Proxy. We have revised the filing to read: "The agreement also provides for the continuation of specific benefits while still employed, including the ability to receive bonuses, equity-based compensation awards and reimbursement of business expenses, . . . . "

  11.
  For each of the persons listed in the second paragraph, please provide a table showing the aggregate amount they are expected to receive in change in control payments.

      Response: As requested, we have amended our filing on page 37 to include the following table:

Name	Change in Control Payments
Lisa M. Dillon	$409,442
Dan E. Godec	696,537
Gary S. Judd	1,776,130
Raymond Verlinde	865,448

Where you Can Find More Information . . . page 59

  12.
  Since you are not S-3 eligible, you cannot incorporate by reference. Please revise.

      Response: We have revised page 60 as recommend to remove any reference to the Company's periodic reports or other filings with the Commission being incorporated by reference into the Preliminary Proxy.

        In connection with our response to the Comment Letter, the Company acknowledges that:

    •
    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      Very truly yours,

                      /s/ Robert S. Mintz

                      Robert S. Mintz

Enclosures

cc:
E. B. Chester. Vail Banks, Inc.
Gary D. Judd, Vail Banks, Inc.
Lisa M. Dillon, Vail Banks, Inc.